UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Basedrive, LLC

Legal status of Issuer:

    Form:

    LLC

    Jurisdiction of Incorporation/Organization:

    California

    Date of Organization:

    March 9, 2017

Physical Address of Issuer:

656 Orchard Avenue, Montecito, CA 93108, United States

Website of Issuer:

https://www.threesageswellness.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$107,000

Deadline to reach the Target Offering Amount:

December 15, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1 full-time employee.

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$73,694	$5,005
Cash & Cash Equivalents	$1,116	$5,005
Accounts Receivable	$0	$0
Short-term Debt	$0	$117,584
Long-term Debt	$71,750	$0
Revenues/Sales	$133,680	$424,152
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$1,425	($16,034)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 3, 2021

Basedrive, LLC



Up to $107,000 of Crowd SAFE (Simple Agreement for Future Equity)

Basedrive, LLC, known as Three Sages ("Three Sages**,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $107,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 15, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*"**.** In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250	$15	$235
Maximum Individual Purchase Amount (3)(4)	$25,000	$1,500	$23,500
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$107,000	$6,420	$100,580

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.threesageswellness.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/Three-Sages

The date of this Form C is September 3, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Basedrive, LLC, known as Three Sages, is a wellness content platform that delivers immersive, nature-based restorative experiences where people live, work and play. The Company was formed in California as a limited liability company on March 21, 2017.

The Company is located at 656 Orchard Avenue, Montecito, CA 93108, United States.

The Company's website is https://www.threesageswellness.com.

The Company is headquartered and qualified to conduct business in California. The Company also sells its products and services through the Internet and throughout the United States and Canada.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/Three-Sages and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	107,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	107,000
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250 [+]
Maximum Individual Purchase Amount	$25,000 [+]
Offering Deadline	December 15, 2021
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 25.

[*]The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. Although we are profitable, there can be no assurance that we will be consistently able to operate profitably or expand our business. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

In particular, we are dependent on Greg Commins, our Chief Executive Officer, Justin Campbell, our Chief Growth Officer, and Jeff Lawton, our Chief Technology Officer. The Company does not have employment agreements with either of these executive officers, and there can be no assurance that it will do so or that all, or any, of them will continue to be employed by the Company for a particular period of time. The loss of either Mr. Commins, Mr. Campbell or Mr. Lawton, or any key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. Federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The financial statements attached to this Form C have been certified by our Chief Executive Officer.

We are offering a maximum aggregate amount of $107,000 of the Securities and are permitted to provide financial statements that have been certified by our Chief Executive Officer under Regulation CF. Such financial statements would otherwise need to be reviewed or audited by an independent public accountant. As such, the financial statements being provided as a part of this Offering have not been reviewed or audited by an independent public accountant, nor has any outside party verified the accuracy of the information in such financial statements.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering.

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit E.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Securities, Investors would receive CF Shadow Securities in the form of units of Series B-CF Shadow Preferred Securities and would be required to enter into a proxy that allows the Intermediary or its designee to vote their units of Series B-CF Shadow Preferred Securities consistent with the majority of the Series B Preferred Securities holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Basedrive, LLC, known as Three Sages, is a wellness content platform that delivers immersive, nature-based, restorative experiences where people live, work and play. Our wall unit includes an interactive touch screen and surround sound that delivers our proprietary travel-inspired restorative content, along with all the equipment necessary for a holistic restorative experience. Our product is perfect as a shared amenity in apartment communities, condos, gyms and offices, as well as for individual use in private homes. Three Sages immersive spaces transcend today's typical do-it-yourself experience of rolling out a yoga mat in an unappealing corner. We offer business to business (B2B) clients content license packages and fully integrated solutions with our content and immersive touchscreens that are used to program multiple areas of hotels, offices and gyms. We are also entering the direct to consumer (D2C) market, but we are in the early stages of testing and developing products.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing, promoting our product by offering its use to key strategic clients, increasing our customer support, and investing in product innovation and content creation. The Company is already profitable, and the capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively accelerate the growth of our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
3S Screen	This screen is the core of our digital experience. Used as a standalone screen or part of a larger wall unit design, this portal into a world of restorative wellness can turn any room into a wellness retreat.	B2B - Hospitality, Multi-family housing, Corporate, Commercial Gyms
3S Shelf Unit	Our most compact design meant for small meetings and event spaces providing restorative programming to elevate the conference room experience. This design can also be used to activate smaller underused areas throughout an office, and provide an oasis of calm for team members to check in and restore on the go.	B2B - Hospitality, Multi-family housing, Corporate, Commercial Gyms
Big Sur Unit	Our largest wall unit is ideally placed in the private studio of a fitness amenity or dedicated recovery space outside of a fitness amenity. This design enables studio spaces to be better activated and monetized when live programming is not scheduled.	B2B - Hospitality, Multi-family housing, Corporate, Commercial Gyms

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality, performance and value, among other things, are also important differentiating factors.

The key competitors to our business are: (i) Mirror, which is the first smart gym that transforms any room into a personal fitness studio; (ii) Tonal, which is a compact, convenient, customizable smart gym for your home; (iii) Formé, which is a personal strength training studio using a smart mirror; (iv) Tempo, which is a smart home gym that makes weight training personalized; and (v) Echelon Reflect, which is a smart home gym with a zero-footprint space.

These aforementioned competitors skew the landscape towards connected fitness. Although these companies are fitness focused, they are limited in how they can program real estate across all markets because they are simply just "gym equipment." We address this gap in the marketplace by providing a solution that focuses purely on restorative wellness, not just fitness. Our customer base view our products as "no sweat" activities which are more convenient to install in any type of building and more stylish for a personal home.

Customer Base

We sell our products through the business-to-business market. The three main verticals we target are hospitality, multi-family housing and corporate markets. We are also in the process of testing the direct-to-customer market.

Supply Chain

Although the Company is dependent upon certain third-party vendors for these goods, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide these goods or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company has one trademark and a patent pending as detailed below.

Application or Registration #	Title	Description	File Date	Grant Date	Country
5853063	"THREE SAGES"	Trademark: Standard Character Mark	July 26, 2018	September 3, 2019	USA
29/745,036	Virtual Restorative Wall	Design Patent	August 3, 2020	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.threesageswellness.com/ domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$6,420
Product Research and Product Development (1)	94%	$23,500	44%	$47,080
Sales and Marketing (2)	0%	$0	20%	$21,400
Inventory	0%	$0	8%	$8,560
General Working Capital (3)	0%	$0	22%	$23,540
Total	**100%**	**$25,000**	**100%**	**$107,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will continue to invest heavily in product research and development. We currently have a small team that these funds will be used to hire additional people to assist with product innovation and content creation. Our goal is to keep innovating on our B2B offering while building out version 1 of our direct-to-consumer prototype which will be used for presentation in our Seed round in Q1 2022.

 (2) Our sales and marketing efforts are currently handled by a small team. We will use the proceeds to onboard a PR agency to amplify our messaging in two key verticals, hospitality and corporate. Business development efforts will focus on a few key tradeshows where we will be able to network with leading brands in our two key verticals. We also plan on launching a new website to support our PR and social media efforts.

 (3) These proceeds will ensure we have the funds needed to support day to day expenses, including, but not limited to, payroll, rent and travel costs.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Greg Commins	Chief Executive Officer, Founder and Manager	CEO and Founder of Basedrive, LLC, 2017- Present. Responsible for the day to day operations of the business. Develop long term business strategy for the company. Executive producer for all content, marketing strategy, implementation, strategy and general CEO responsibilities.	Damelin, Dip. Business Computing, General Business & Computing Studies, 1997
Justin Campbell	Chief Revenue Officer	CRO of Basedrive, LLC, 2019 - Present Responsible for business development and sales efforts and developing and fostering strategic partnerships Sr. Director, Global Enterprise of Aktiv Solutions, March 2019; Regional Director, US East of Aktiv Solutions, January 2018 – March 2019 Responsible for leading sales growth across the U.S. East region. Also, managed key global enterprise accounts.	Union College, B.S., Political Science & English, 1999
Jeff Lawton	Chief Technology Officer	CTO of Basedrive, LLC, 2020- Present Responsible for software design, coding tools, platforms and architecture, including high level design choices and technical standards. Chief Software Architect of Gymlete, 2014- Present Responsible for the design and development of Gymlete Studios, a virtual coach specific to fitness workouts.	No college degree; Extensive knowledge of programming languages and database technologies

Biographical Information

Greg Commins: Greg is a professional athlete turned tech entrepreneur, with over 20+ years' experience successfully creating and managing businesses in the health, wellness, and sports industries. As a WELL Building Standard ® Professional, Greg is a thought leader in the wellness entrepreneurship space. Prior to creating and launching his own wellness tech company, Greg worked as a professional rugby player & coach, owner of a personal training business, and a designer of wellness spaces. His eclectic professional path has given him a thorough understanding of the wellness industry and how it can be improved. Over the past two decades Greg has managed performance coaches, film crews, product engineers, technology teams, fitness sales and design teams across multiple markets in North America, Europe and South Africa. He has designed fitness amenities for leading hospitality brands Hilton, Ritz Carlton and Rosewood Hotels to name a few, and had accountability for several hundred fitness design projects in the multi family, corporate and college recreation space. Greg has been responsible for the creation of the Three Sages content, design of the product and assembly of the team.

Justin Campbell: With over 15 years' experience within the greater fitness & wellness industries, Justin has collaborated with the most recognizable brands across numerous markets segments, including the likes of industry giants; Hilton Hotels Worldwide, Planet Fitness, WeCo, and Equinox. Through these experiences Justin has garnered a reputation amongst his peers as a well-respected & credentialed thought leader. Justin is a former New England Health and Racquetball association steering committee leader, and skilled in business development and strategic relationship development. Through his career Justin has repeatedly launched and developed startup fitness and wellness businesses, including well regarded brands with TRX and WaterRower. Prior to joining Three Sages, Justin helped launch and grow AKTIV Solutions, a startup spawned by the rapid growth of functional training, boutique fitness, and experiential fitness. Upon being elevated to lead Global Sales efforts, Justin successfully guided the organization to 20% YOY revenue growth despite a 20% reduction in staff. In this role Justin developed and launched Hilton's global Five Feet To Fitness program. Additionally, Justin led the launch strategy for WaterRower's initial commercial offering, which included establishing North American Distribution agreements & Direct sales efforts and helping position the WaterRower M1 HiRise as the signature cardiovascular piece of equipment at Orangetheory Fitness.

Jeff Lawton: Jeff has a one-of-a-kind skillset. His love for computers and programming started at the age of 13 when he got his hands on his first computer, an Atari 800. From there, he began his self-taught journey of programming that has made him an expert in many different programming languages, communications, and platforms. His love for computers and programming eventually turned into a career. Jeff has 30+ years of experience as a software developer, software architect, and software designer. Jeff's specialty is complex communications projects; he worked on everything from video games to N-Tier infrastructure projects for Fortune 500 companies as a software architect. He has learned to optimize processes to increase efficiency to have faster load times and increased performance, with minimal downtime for the customer and end user. Jeff loves to create new things and new technologies. Bringing his video game and communications background into the wellness world gives him a very unique take on how to improve and add new and exciting features and products to fitness and wellness. Jeff proudly calls himself a computer geek as well as a fitness enthusiast. Jeff founded Gymlete, specializing in video compression and reduction of network traffic when playing back videos, reducing file size to 1% of its original amount. His leadership has garnered Gymlete recognition by Startup Grind as one of the top 100 tech companies globally.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee. The Company also utilizes the assistance of consultants and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Outstanding Equity Interests

As of the date of this Form C, the Company's outstanding equity interests consists of:

Type	Membership Units
Amount Outstanding	1,111
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Units at a later date. The issuance of such additional Membership Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no outstanding options, Safes, convertible notes or warrants.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	SBA EIDL Loan
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $759 monthly will begin in on June 3, 2022. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	Secured
Maturity Date	June 3, 2051

*A portion of the loan, aggregating $70,000, was issued in May 2020 and included in the 2020 financial statements, attached hereto as Exhibit A. The remaining $80,000 of this loan was obtained in June 2021 and is not reflected in the Company's financial statements.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Greg Commins	581.5 Membership Units	52.34%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Basedrive, LLC, known as Three Sages (the "**Company**") was formed on March 9, 2017 under the laws of the State of California, and is headquartered in Montecito, CA.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of August 31, 2021, the Company had an aggregate of $12,606 in cash and cash equivalents. The Company is currently profitable but if business were to slow the Company has approximately 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Units	$100,000	111	General Working Capital	October 5, 2020;	Reg. D Rule 506(b)
Membership Units*	N/A	1,000	N/A	May 1, 2020; May 23, 2020; July 23, 2020; August 8, 2020; September 3, 2020; September 29, 2020; October 20, 2020; November 16, 2020;	Section 4(a)(2)

*Membership Units issued to advisors in exchange for services to be provided. Such Membership Units vest over time.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $107,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 15, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250 and the maximum amount that an Investor may invest in the Offering is $25,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $6,000,000 divided by the aggregate number of issued and outstanding equity interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including interests of convertible preferred securities and all outstanding vested or unvested options or warrants to purchase equity interests, but excluding (i) equity interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> the lowest price per equity interest of the securities sold in such Equity Financing

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to equity interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of interests of Common Securities of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of the Company's equity interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) equity interests reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers (or directors if the Company subsequently becomes a corporation), (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Equity Interests (other than Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing Equity Interests of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of the most recently issued equity interests equal to the Purchase Amount divided by the First Equity Financing Price. Equity interests granted in connection therewith shall have the same liquidation rights and preferences as the equity interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's managers (or board of directors if the Company subsequently becomes a corporation) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's managers (or board of directors if the Company subsequently becomes a corporation).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of Preferred Securities then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of managers (or board of directors if the Company subsequently becomes a corporation) at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) all holders of Common Securities.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of equity interests s in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company has an LLC Operating Agreement in effect between members of the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Greg Commins
_____
(Signature)

Greg Commins
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Greg Commins
_____
(Signature)

Greg Commins
_____
(Name)

Manager
_____
(Title)

September 3, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Greg Commins, certify that:

(1) the financial statements of Basedrive, LLC included in this Form C are true and correct in all material respects; and

(2) the tax return information of Basedrive, LLC included in this Form C reflects accurately the information reported on the tax return for Basedrive, LLC filed for the fiscal year ended December 31, 2020.

/s/ Greg Commins
_____
(Signature)

Greg Commins
_____
(Name)

Chief Executive Officer
_____
(Title)

September 3, 2021
_____
(Date)

EXHIBIT A

Financial Statements

BASEDRIVE, LLC

Unaudited Financial Statements

December 31, 2020 and 2019

FINANCIAL STATEMENTS

December 31, 2020 and 2019

CONTENTS

FINANCIAL STATEMENTS

BASEDRIVE, LLC
BALANCE SHEETS
December 31, 2020 and December 31, 2019
(unaudited)

	2020	2019
ASSETS		
Current Assets		
Bank Accounts		
Checking	1,116	5,005
Total Bank Accounts	**1,116**	**5,005**
Other Current Assets		
Due from Owner	70,000	-
Undeposited Funds	-	
Total Other Current Assets	**70,000**	**-**
Total Current Assets	**71,116**	**5,005**
Other Assets		
Website IP	2,578	
Total Other Assets	**2,578**	**-**
TOTAL ASSETS	$ 73,694	$ 5,005
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Due to Owner	-	113,520
Deferred Revenue	-	4,064
Total Other Current Liabilities	**-**	**117,584**
Total Current Liabilities	**-**	**117,584**
Long-Term Liabilities		
Business Loan	1,750	-
Notes Payable - EIDL	70,000	
Total Long-Term Liabilities	**71,750**	**-**
Total Liabilities	**71,750**	**117,584**
Equity		
Owner's Draw	(297,281)	(200,139)
Owner's Investment	861,912	651,672
Retained Earnings	(564,111)	(548,078)
Net Income (Loss)	1,425	(16,034)
Total Equity (Accumulated Deficit)	**1,944**	**(112,579)**
TOTAL LIABILITIES AND EQUITY	$ 73,694	$ 5,005

BASEDRIVE, LLC
STATEMENTS OF OPERATIONS
For the Period January 1, 2019 through December 31, 2020
(unaudited)

		2020		**2019**
Income				
Sales		133,680		424,152
Total Sales	$	**133,680**	$	**424,152**
Expenses				
Advertising & Marketing		3,901		986
Bank Charges & Fees		1,074		875
Car & Truck		96		-
Contractors		86,355		216,046
Insurance		2,786		-
Interest Paid		340		-
Legal & Professional Services		7,650		-
Meals & Entertainment		17,288		1,632
Office Supplies & Software		3,341		777
Other Business Expenses		800		214,023
QuickBooks Payments Fees		23		-
Rent & Lease		5,706		5,700
Taxes & Licenses		250		-
Travel		1,298		21
Utilities		1,347		125
Total Expenses		**132,254**		**440,186**
Net Income (Loss)	$	**1,425**	$	**(16,034)**

BASEDRIVE, LLC
STATEMENTS OF MEMBERS' EQUITY
For the Periods Ending December 31, 2020 and December 31, 2019
(Unaudited)

	Members' Capital	Accumulated Deficit	Total
Balance at January 1, 2019	437,649	(618,615)	(180,966)
Owner's Investment	214,023		214,023
Owner's Draw		(129,602)	(129,602)
Net income (loss)		(16,034)	(16,034)
Balance at December 31, 2019	**$ 651,672**	**$ (764,251)**	**$ (112,579)**
Owner's Investment	210,240		210,240
Owner's Draw		(97,142)	(97,142)
Net income (loss)		1,425	1,425
Balance at December 31, 2020	**$ 861,912**	**$ (859,968)**	**$ 1,944**

BASEDRIVE, LLC
STATEMENTS OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2020		2019	
OPERATING ACTIVITIES				
Net Income(Loss)	1,425		(16,034)	
Adjustments to reconcile Net Income(Loss) to Net Cash provided by operations:				
Due to Owner	(183,520)		113,520	
Deferred Revenue	(4,064)		4,064	
Total Adjustments to reconcile Net Income(Loss) to Net Cash provided by operations:	$	**(187,584)**	$	**117,584**
Net cash provided by operating activities	$	**(186,159)**	$	**101,550**
INVESTING ACTIVITIES				
Website IP	(2,578)		-	
Net cash provided by investing activities	$	**(2,578)**	$	**-**
FINANCING ACTIVITIES				
Business Loan	1,750		-	
Notes Payable - EIDL	70,000			
Owner's Draw	(97,142)		(129,602)	
Owner's Investment	210,240		33,057	
Net cash provided by financing activities	$	**184,848**	$	**(96,545)**
Net cash change in cash and cash equivalents	$	**(3,889)**	$	**5,005**
Cash and cash equivalents at beginning of period	5,005		-	
Cash and cash equivalents at end of period	1,116		5,005	

BASEDRIVE, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

BaseDrive LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in California on March 9, 2017. The Company is a business-to-business fitness licensing operation that produces fitness media content and sells license to its use primarily to businesses in the hospitality industry. The Company is headquartered in Montecito, California. The company began operations in late 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $1,116 and $5,005 of cash on hand, respectively.

Receivables and Credit Policy

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Accounts receivables are stated at the amount billed to the customer. The Company bills and collects in advance of its license offerings, and as such does not incur bad debts. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company had no receivables to collect.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes: In accordance with generally accepted accounting principles, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and penalties related to unrecognized tax benefit in income taxes, if any. The Company did not have any significant unrecognized tax positions during 2020 and 2019. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

BaseDrive LLC is organized as a limited liability company and is treated as a pass-through entity for income tax purposes and is not generally subject to income tax. Each member is allocated and is responsible for their proportionate share of the Company's taxable income or loss. The Company is subject to minimum California state franchise taxes and an annual LLC fee based on the Company's gross receipts, which can be found in the operating expense section of the statements of operation.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by providing one-year licensing access to its fitness curricula to its customers, generally in the hospitality industry. The Company's payments are generally collected upfront, prior to a license being issued. The Company has deferred revenue totaling $0 and $4,064 on December 31, 2020 and 2019, respectively, for orders that have been collected for which the performance obligations have not been met.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $3,901 and $986, respectively, for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY

From time to time the Company takes advances from members. As of December 31, 2020, and 2019, the balance of the advances due from (due to) related parties was $70,000 and ($113,520), respectively. These advances have no interest rate or specified maturity date.

NOTE 4 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a limited liability company.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020 (see Note 6 – Subsequent Events).

The Company operates in an entirely virtual environment, and as such did not have any leases as of and for the years ended December 31, 2020 and 2019.

NOTE 6 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through June 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 **Republic**

Company Name	Three Sages
Logo	
Headline	Restorative wellness for where you live, work and stay
Hero Image	
Tags	Hardware, Apps, B2B, Wellness, Mental health, Coming soon, Startups, B2C
Pitch text	**Summary**

- Proof of concept complete with 22 deals signed and 2 patents pending
- First of its kind multi-faceted restorative wellness content platform
- Secured paid pilot valued at >$35K with JLL Real Estate
- Clients include: Waldorf Astoria, Fairmont, Sofitel, Swissotel, JLL
- Founder funded with only one Angel investor thus far
- Multiple $25B+ market industries
- NOTE: Our pitch video will be added late August when our campaign goes live

Problem

There's no widely available product to support our daily recovery

Stress is piling up in every corner of our lives (like the laundry you still have to do). Every day, we have that feeling that we want to press the reset button but can't seem to find it. Work, family, relationships, health—it can be overwhelming, to say the least. While most people recognize these stressors in their lives, not everyone knows how to neutralize them.

Mental, physical, and emotional wellbeing could be improved if everyone had regular access to nature and a sage to guide them through the practices to manage their stress. At the end of the day though, there's precious little in the way of a meaningful and accessible platform to help us recover daily.



*To our knowledge and based on our market research, we have yet to find a product that focuses solely on recovery

Solution

On a mission to smooth out the daily grind

Three Sages is **bringing restorative wellness to every facet of our modern-day lives**: where we live, work, and stay. For individual users, it improves mental, physical, and emotional wellbeing. For institutional purchasers, it creates a critical point of differentiation in a crowded marketplace with a low-cost amenity requiring no incremental staffing.

Content



The beating heart of Three Sages is our restorative wellness content filmed in serene outdoor settings. Unlike other fitness and wellness content, our content is not intended to be shot in studios or other anonymous locations; the *where* is just as important as the *what*.

Programming



Three Sages offers succinct, accessible, and carefully curated shorter format wellness content, what we call "sips of wellness" to help people integrate healthier practices into their current lifestyle. There's no need to overhaul your life to make time for wellness. These "sips of wellness" are guilt free, shame free, and take only minutes to get you feeling better.

Delivery

Three Sages is an **integrated, multi-faceted, restorative content platform**; a one-of-a-kind immersive restorative touch-screen installed in hotels, businesses and homes. A supplemental mobile app offers "Sips of Wellness" on the go.



Product

A game changing physical product & digital experience

Touchscreen

The Three Sages screen is the core of our digital experience. Used as a standalone screen or part of a larger wall unit design, **this portal into a world of restorative wellness can turn any room into a wellness retreat**.

Storage

Designed for space efficiency and to elevate the overall interior design, our **custom-designed restore wall** is built out of **natural wood**, offering aesthetically pleasing storage solutions for homes, studios, fitness centers, break rooms, member club lounges, and conference rooms.






App

The *Three Sages* mobile app contains short, bite-sized versions of our unique content. The app supplements our immersive spaces to help keep restorative wellness top of mind.


Good Evening, Greg!
It's time to relax and restore.
Take a Breath
Sip of Wellness
Daily practice to calm your mind
Daily sip of wellness to elevate your mood
Home
Explore
Programs
Breathe
Explore
For You
Browse
Collections
Teachers
How are you feeling today?
Happy
Sad
Exhausted
Energized
Sore
Injured
Annoyed
Heartbroken
More..
Most Popular
Inspired by Sutra
20 min, Intermediate
Recently Added
Explore
For You
Browse
Collections
Teachers
Back to Balance
Moment to Slow Down
5 Sessions
Rest and Restore
Deep Rest
3 Sessions

The app provides a seamless user experience to browse and sort customized restorative content - on the go wherever you are. Immersive themed collections, mood filters, advanced 21-day habit changing challenges and breath practices.


00:00
breathe in
Home
Explore
Programs
Breathe
Programs
Create healthy habits while being guided by our expert teachers.
Rest & Restore
This 21-day journey is not about doing more, rather its about committing to the practice of relaxation and restoration
Home
Explore
Programs
Breathe

Traction

Installations at 10 marquee sites, 12 content license deals, 1 commercial license deal

Since launching, we've **filed 2 patents**, **secured 10 high profile installations, filmed and recorded 150+ pieces of media,** and **launched a complete iOS app**. We now not only have **contracts with JLL Real Estate** and various **Accor Hotels**, but also signed a **content license deal with Sonifi**. Other partners include **HyperIce, RadRoller, and Yogi-Bare**.

Projected $400K annual revenue in 2021



$205,731
THIS YEAR BY MONTH
TRENDING TO OUR $400K PROJECTION

Our Partners



$205K+ in revenue as of July 2021

Customers

Works for individuals as well as communities

For community environments, decisions on where to live, work, and stay are heavily influenced by the experiences, perks, and amenities on offer. Incorporating Three Sages can **give residents, employees, and guests the stand-out factor** they need.

Our platform is also designed to be the must-have, at-home restorative wellness solution offering **in-home convenience** and **unlimited household use**.

Our B2B Clients











































Hilton
swissôtel Hotels & Resorts
JLL

Fairmont Sonoma Mission Inn & Spa
Fairmont Royal York
Fairmont Century Plaza
Fairmont Jasper Park Lodge
Fairmont Chateau Lake Louise
Fairmont Banff Springs
Fairmont San Francisco
Fairmont Scottsdale Princess

Sofitel Hotels & Resorts Chicago Magnificent Mile
Sofitel Hotels & Resorts The Palm, Dubai
Sofitel Luxury Hotels Los Angeles at Beverly Hills

The Covery Renew | Rehydrate | Recover
Boca Raton Resort & Club A Waldorf Astoria Resort
Lakehouse

Tava Waters
stuyvesant town
40 Bleecker Noho
Town Town Sports International

What they're saying



"Our Experience/Anywhere solution is better because of our partnership with Three Sages. They came to the table with amazing content.

Melissa Walker - Director, Wellbeing Product Lead, Experience Product Services
JLL Corporate Solutions



"We are thrilled to be partnering with Three Sages."

Daniel Poulin - Spa & Fitness Director
North & Central America at Accor Hotels



"Three Sages is innovating in a much needed space, recovery".

Jodi Sullivan - Senior Director of Fitness & Wellness
Boca Raton Resort & Club, A Waldorf Astoria



"We are excited to be offering the Three Sages experience in our yoga studio to our residents at the Lakehouse

Anna Stahl - Wellness Concierge
Lakehouse Condos & Townhomes, Denver


Three Sages partners with SONIFI Solutions to offer fitness and wellness content to hotel guests
SONIFI
Accor Debuts In-Room Wellness Program at Fairmont, Sofitel and Swissôtel Properties Across North and Central America
September 23, 2020
North, Central America & Caribbean
With outside attractions closed, hotel chains are upping their in-room wellness offerings
ADAM BISBY
SPECIAL TO THE GLOBE AND MAIL
PUBLISHED NOVEMBER 3, 2020
UPDATED NOVEMBER 5, 2020
Keep up to date with the weekly Sightseer newsletter. Sign up today.
TRENDING
The scrapping of Keystone XL is devastating for Alberta – and Jason Kenney
Why Trudeau won't push Biden on Keystone
DECEMBER 8, 2020
Lakehouse Debuts First-Of-Its-Kind Wellness Wall
Good Afternoon
THREE SAGES
NEWS
Accor debuts in-room wellness programme inspired by nature at select North and Central America properties
POSTED 24 SEP 2020 BY MEGAN WHITBY
SHARE

As brand awareness rises, we're increasingly being engaged by **leading hotel brands and large companies** to assist in elevating their wellness offering and strategy.

Business Model

Recurring revenue model, omni-channel B2B & D2C business growth

With an eye on the consumer market, we currently **sell highly profitable, low-cost annual recurring content licenses** to Hospitality & Corporate Wellness clients.

* Fee structures vary due to segment type & sales channel, be it Three Sages direct or brokered by a global channel partner like JLL.

* With our compression algorithm, Three Sages is able to realize average **profit margins greater than 60% on content licenses** by mitigating expensive streaming costs.

* Lower margin hardware is traditionally purchased in year one with content licenses. Touchscreens, custom designed storage, and accessories are preserving on **average 15% margin**. With all domestic manufacturing, we have identified overseas manufacturing that **decrease hardware costs by 30-40%.**

* **Optimal Commercial Segments deliver mass impressions for D2C** & mature sell through programs for B2B2C. Sustainable commercial business will continue to supplement accelerated G2M consumer campaigns.

YEAR	LICENSING	HARDWARE	TOTAL
2021	$200,000	$200,000	$400,000
2022	$900,000	$350,000	$1,250,000
2023	$4,350,000	$2,100,000	$6,450,000

 * All forward looking figures are projections and not guarantees

*60% margins on content licenses & avg 15% margin on hardware since going to market in 2020

Market

Opportunity between multiple billion dollar industries

We see a **growing business opportunity** at the intersection of wellness technology and mindful movement. Both industries are **projected to exceed $25B+ by 2023**.



WELLNESS TECHNOLOGY

$26.3B

ANNUAL INDUSTRY

Expected to increase 8.6%
annually to $39.8B by 2023

MINDFUL MOVEMENT

$29.1B

ANNUAL INDUSTRY

Expected to increase 12.4%
annually to $52.1B by 2023

Source: Global Wellness Institute, Move To Be Well

Big business of recovery & in-home wellness

We believe the restorative wellness industry is massive and growing, so we have launched a pioneering physical product focused on restoration in order to become a **must-have premium consumer product** or a **differentiating B2B amenity**.



$16B

U.S. Yogis **Spend Per Year**
on Classes & Equipment

Source: The Good Body



165M

Downloads of Calm &
Headspace apps

Source: Calm & Headspace



#1

U.S. Is The **Largest
Mindful Movement
Market** Globally

Source: Global Wellness Institute



20M

Gym Members In The U.S.
**Have Cancelled Their
Memberships Or Plan To**

Source: Businesswire



+55%

Increase of Online Sales of
**In-Home Fitness-
Equipment**
Since March 2020

Source: Forbes

Further fueling the market opportunity is the **growing importance of self care to millennials**, the largest group of consumers in the U.S. who spend twice as much on self care as Baby Boomers. As burnout reaches a breaking point, new approaches have to be taken toward traditional daily activities. **Brands are going to be looked to as the resource to help consumers to take on new approaches,** connect the dots and find the joy in new ways of taking care of themselves.

Competition

A pioneering product in the world of wellness

Our focus on **nature and travel-inspired content** elevates us above the competition. We are one of the only wellness products operating within the world of restoration that focuses on physical space (hardware) and the world around our clients (software).

Our **proprietary compression algorithm** allows for more videos in a smaller footprint by compressing files to 5% of their original size. This allows for instant playback and eliminates expensive streaming costs and installation challenges. Locally storing all of our content provides end-users with the **most reliable screen on the market.**

Vision

Become the world's first true restorative wellness brand

The journey to becoming the world's leading restorative wellness brand begins here. We plan to **onboard influential consumers** within the hotel and lifestyle space to introduce our content and products to more people. Through aggressive **B2B growth over the next 18 months**, we will secure key "high traffic" locations, exposing our content and products to millions of consumers ahead of our **direct-to-consumer launch in Q4 2022**.



The future awaits

In the short term, we plan to use the proceeds from this round to **amplify our B2B growth** while developing an industry-first DTC **screen that will rival all the top-tier connected equipment companies currently on the market**.

Founding team, product development, proof of concept, enter B2B market

▶ Pre Seed funding from Republic community, Q3 2021

Begin hiring additional team members and start prototype of DTC screen, continue B2B growth

Seed round, Q1 2022

Amplify and accelerate B2B growth, stealth mode for DTC screen

Launch DTC screen, Q4 2022

Investors

Raising to support growth

Three Sages is raising funds to support our growth. This covers marketing and sales amplification, customer support, content creation, DTC prototype, key strategic hires and pitch prep for a Seed round in Q1 2021.

Minimal funding to date

This is our first substantive round of funding. Prior to this raise, we have been **mainly founder funded** as we believe you need "skin in the game" to show you're serious about the business. We did **receive an investment from an Angel** in Q4 2020, which allowed us to push forward with our proof of concept.

Others who've supported us on our journey







Our Advisors
Who provided invaluable advice and market insights in exchange for equity

Our Manufacturers
Who offered creative design advice and shared favorable payment terms

Our Partner Sites
Who allowed us to test our products in their communities providing invaluable feedback

Founders

Founding Team

100+ years combined experience in the wellness industry, business development, content production, sales and marketing, design and technology startups.



Greg Commins | CEO
- 20+ Years Experience as Owner and Operator in the Health and Wellness industry
- WELL Building Standard Certified
- Past Managing Director of Fitness Design Group
- Certified Strength & Conditioning Coach
- Ex-Professional Athlete



Justin Campbell | CGO
- 17+ Years Sales Experience In The Greater Fitness & Wellness Industries
- Wellness Startup Sales & Growth Leader (TRX, WaterRower, AKTIV)
- More Recently Guided Startup AKTIV to 20% YOY growth before joining Three Sages



Jeff Lawton | CTO

- 30+ Years Experience as a Software Developer, Architect and Designer
- Expert In Many Different Programming Languages, Communications and Platforms
- Founded Gymlete, Specializing in Video Compression and Reduction of Network Traffic

Dear Republic Investors,

This is the beginning of something truly special, and I hope you will choose to be a part of it. Not just be a part of an investment but also be a part of potentially impacting millions of lives in a truly positive way making the world a better place to live in.

My entire life is in the company. I sold my house to bankroll the business for the first few years and moved my family out of a big city so I could dedicate my time to making this company a success. I am all in and I am more driven than ever before to accelerate and grow what we have started.

By investing in Three Sages you not only investing in a fantastic financial opportunity but you are investing in something that you can be proud of. I am driven to make this a financially positive investment for you and an investment you are deeply connected to and excited to be a part of as we uplift communities through a ripple effect of health, wellness and happiness.

Let's create a new, stress free vision of wellness together.

Sincerely,

Greg Commins

Team

	Greg Commins	Founder & CEO	20+ Years Experience as Owner and Operator in the Health and Wellness Industry. WELL Building Standard Certified. Certified Performance Coach. Ex Pro Athlete & Coach.
	Justin Campbell	CGO	15 Years Sales Experience In The Greater Fitness & Wellness Industries. Wellness Startup Sales & Growth Leader (TRX, WaterRower & AKTIV). More Recently Guided Fitness Start Up to 20% YOY growth up to $6M in rev.
	Erin Ward	Head of Content	10+ Years Of Teacher Training. 1000hr yoga, meditation and movement teacher. Creative Writing Degree (NYU). Featured in multiple wellness apps. One of the head teachers at The Class by Taryn Toomey. Lululemon Legacy Ambassador
	Ken Aseme	CFO	17 Years Investment Accounting Experience. 13 Years Experience in Private Equity and VC Accounting. Held CFO Position for Several Private Equity and VC Fund Managers. MBA from Cambridge University. Member of The CIMA.

	Jeff Lawton	CTO	30+ years of experience as a software developer, software architect, and software designer. Expert in many different programming languages, communications, & platforms. Specializes in video compression and reduction of network traffic.
	Scott Meadow	Advisor	Scott has had a multifaceted career. He has been a principal investor in the Venture Capital and Private Equity Industry since 1982. Scott teaches at The University of Chicago Booth School of Business as a clinical professor of entrepreneurship.
	Colin Jeffery	Advisor	Colin's career spans two decades and three continents. He co-founded Wolfgang, a creative consultancy designed to bridge the gap between management consulting and advertising. Prior to starting Wolfgang he was CCO at David&Goliath.
	Adam Glickman	Advisor	Adam's experience includes leadership roles with some of the world's most recognizable hospitality brands. During his time at IHG, Adam championed the brand creation and launch of EVEN Hotels, an award-winning wellness lifestyle brand.
	Ivo Grossi	Advisor	Ivo is a seasoned executive who has held CEO level positions for leading fitness equipment manufacturers in the Americas. He has led teams through the generation and execution of marketing, business, sales and product development strategies.

Perks

$250	12-months free subscription to the Three Sages mobile app 10% off purchase of Three Sages screen
$500	12-months free subscription to the Three Sages mobile app Three Sages x MOBOT water bottle 10% off purchase of Three Sages screen
$1,000	12-months free subscription to Three Sages app Three Sages x MOBOT water bottle 15% off purchase of Three Sages screen
$2,000	12-months free subscription to Three Sages app Three Sages x MOBOT water bottle Three Sages x Yogi-Bare yoga mat 20% off purchase of Three Sages screen
$5,000	Lifetime subscription to Three Sages app Three Sages x MOBOT water bottle Three Sages x Yogi-Bare yoga mat 25% off purchase of Three Sages screen
$10,000	Lifetime subscription to Three Sages app 2 Three Sages x MOBOT water bottle 2 Three Sages x Yogi-Bare yoga mat 25% off purchase of Three Sages screen Quarterly investment updates 1:1 personal virtual call with Three Sages Founder Greg Commins 1:1 personal virtual mediation & breathwork session with Three Sages lead teacher Erin
$25,000	Lifetime subscription to Three Sages app 2 Three Sages x MOBOT water bottle 2 Three Sages x Yogi-Bare yoga mat 30% off purchase of Three Sages screen Quarterly investment updates 1:1 virtual call with Three Sages Founder Greg Commins 1:1 personal virtual mediation & breathework session with Three Sages lead teacher Erin 1:1 personal virtual yoga class with Three Sages teachers Erin & Mychal
$50,000	Lifetime subscription to Three Sages app 2 Three Sages x MOBOT water bottle 2 Three Sages x Yogi-Bare yoga mat 1:1 virtual call with Three Sages Founder Greg Commins 1:1 personal virtual mediation & breathework session with Three Sages teacher Erin 1:1 personal virtual yoga class with Three Sages teachers Erin & Mychal Quarterly investment updates 43" Three Sages screen Invitation to annual company meeting
$100,000	Lifetime subscription to Three Sages app 2 Three Sages x MOBOT water bottle 2 Three Sages x Yogi-Bare yoga mat 1:1 virtual call with Three Sages founder Greg Commins 1:1 personal virtual mediation & breathework session with Three Sages teacher Erin 1:1 personal virtual yoga class with Three Sages teachers Erin & Mychal Quarterly investment updates 43" Three Sages screen + shelf package Invitation to annual company meeting Dinner in Los Angeles with Three Sages' founders & teachers

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

BASEDRIVE, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Basedrive, LLC, a California limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $6,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's manager(s) (or board of directors if the Company becomes a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

> (i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;
>
> (ii)   Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible

Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Equity Interests (other than Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing Equity Interests of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Santa Barbara, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BASEDRIVE, LLC

By:
Name: Greg Commins
Title: Chief Executive Officer
Address: 656 Orchard Avenue, Montecito, CA 93108, United States
Email: greg@threesageswellness.com

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Unit Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Basedrive, LLC, a California limited liability company (the "***Company***") and [Investor Name] ("***Member***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Units***"), Member hereby grants to Intermediary an irrevocable proxy to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   a) The Member has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                   LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

Three Sages Script

Hi, I'm Greg, founder of Three Sages. 18-months ago we set out with one simple goal. And that was to create a platform that could deliver restorative wellness experiences to wherever we live, work and stay.

It's no secret that we are living in stressful times. We're overworked, sleep-deprived, burnt out. And whether by choice or circumstance, we are spending more time indoors than ever before.

But we're also more aware of the importance of mental and physical wellbeing.

Currently all connected equipment companies like Peloton, Tonal, Mirror and Tempo skew towards fitness.

But the truth is, more people are meditating, doing yoga, breathing, and stretching than ever before.

Rather than looking for more physical ways to stress out our already overwhelmed bodies and minds, the world is seeking refuge. We're looking for ways to slow down and recover.

We saw this rapidly growing opportunity at the intersection of the wellness technology and mindful movement spaces to launch an industry-first, platform and physical product focused on restoration.

And we wanted to make this a tangible experience wherever we live, work and stay.

While everyone else is creating generic content inside expensive studios or their living rooms, at Three Sages, we create content using the best studio in the world: mother nature.

We bring the outdoors indoors, giving you a double dose of travel-inspired goodness while being taught by world-class teachers.

Our proprietary compression technology also allows us to hard load 1000s of classes onto our screens remedying the need for streaming our content. Based on our in-depth market research, we believe we have the most reliable and cost-effective screen on the market.

Currently, Three Sages delivers content to leading global hotel brands like Fairmont, Sofitel, Swissotel and Waldorf Astoria; and real estate behemoth JLL, with an eye on building a screen for the direct-to-consumer market starting Q1 of 2022.

As employers are more widely adopting a hybrid workplace for their employees and hotels are being tasked to reinvent the way they deliver guest wellness, we know this demand for something that helps us cope better with our "always-on" lives will grow exponentially.

Three Sages has a unique opportunity to position ourselves as leaders in the restorative wellness space. We love what we do. We love mindful movement. We love technology. And we think we're on the verge of something big.

We are ready to green-light the first run of our screens to support our commercial efforts AND our team is preparing to start work on a direct-to-consumer model.

This is going to be an epic journey but one that we need the support of the Republic community to make a reality.

So, whether you're an investor with a passion for wellness or VC who wants to champion positive change, we'd love to partner with you.

Now is the time for a shift in well-being. To smooth out the daily grind and restore balance. Now is the time to join us.

EXHIBIT E

Testing the Waters Communications



Republic

Company Name	Three Sages
Logo	
Headline	Restorative wellness for where you live, work and stay
Hero Image	
Tags	Hardware, Apps, B2B, Wellness, Mental health, Coming soon, Startups, B2C
Pitch text	**Summary**

- Proof of concept complete with 22 deals signed and 2 patents pending
- First of its kind multi-faceted restorative wellness content platform
- Secured paid pilot valued at >$35K with JLL Real Estate
- Clients include: Waldorf Astoria, Fairmont, Sofitel, Swissotel, JLL
- Founder funded with only one Angel investor thus far
- Multiple $25B+ market industries
- NOTE: Our pitch video will be added late August when our campaign goes live

Problem

There's no widely available product to support our daily recovery

Stress is piling up in every corner of our lives (like the laundry you still have to do). Every day, we have that feeling that we want to press the reset button but can't seem to find it. Work, family, relationships, health—it can be overwhelming, to say the least. While most people recognize these stressors in their lives, not everyone knows how to neutralize them.

Mental, physical, and emotional wellbeing could be improved if everyone had regular access to nature and a sage to guide them through the practices to manage their stress. At the end of the day though, there's precious little in the way of a meaningful and accessible platform to help us recover daily.



*To our knowledge and based on our market research, we have yet to find a product that focuses solely on recovery

Solution

On a mission to smooth out the daily grind

Three Sages is **bringing restorative wellness to every facet of our modern-day lives**: where we live, work, and stay. For individual users, it improves mental, physical, and emotional wellbeing. For institutional purchasers, it creates a critical point of differentiation in a crowded marketplace with a low-cost amenity requiring no incremental staffing.

Content



The beating heart of Three Sages is our restorative wellness content filmed in serene outdoor settings. Unlike other fitness and wellness content, our content is not intended to be shot in studios or other anonymous locations; the *where* is just as important as the *what*.

Programming



Three Sages offers succinct, accessible, and carefully curated shorter format wellness content, what we call "sips of wellness" to help people integrate healthier practices into their current lifestyle. There's no need to overhaul your life to make time for wellness. These "sips of wellness" are guilt free, shame free, and take only minutes to get you feeling better.

Delivery

Three Sages is an **integrated, multi-faceted, restorative content platform**; a one-of-a-kind immersive restorative touch-screen installed in hotels, businesses and homes. A supplemental mobile app offers "Sips of Wellness" on the go.



Product

A game changing physical product & digital experience

Touchscreen

The Three Sages screen is the core of our digital experience. Used as a standalone screen or part of a larger wall unit design, **this portal into a world of restorative wellness can turn any room into a wellness retreat**.

Storage

Designed for space efficiency and to elevate the overall interior design, our **custom-designed restore wall** is built out of **natural wood**, offering aesthetically pleasing storage solutions for homes, studios, fitness centers, break rooms, member club lounges, and conference rooms.






App

The *Three Sages* mobile app contains short, bite-sized versions of our unique content. The app supplements our immersive spaces to help keep restorative wellness top of mind.


Good Evening, Greg!
It's time to relax and restore.
Take a Breath
Sip of Wellness
Daily practice to calm your mind
Daily sip of wellness to elevate your mood
Home
Explore
Programs
Breathe
Explore
For You
Browse
Collections
Teachers
How are you feeling today?
Happy
Sad
Exhausted
Energized
Sore
Injured
Annoyed
Heartbroken
More..
Most Popular
Inspired by Sutra
20 min, Intermediate
Recently Added
Home
Explore
Programs
Breathe
Explore
For You
Browse
Collections
Teachers
Back to Balance
Moment to Slow Down
5 Sessions
Rest and Restore
Deep Rest
3 Sessions
Home
Explore
Programs
Breathe

The app provides a seamless user experience to browse and sort customized restorative content - on the go wherever you are. Immersive themed collections, mood filters, advanced 21-day habit changing challenges and breath practices.


00:00
breathe in
Home
Explore
Programs
Breathe
Programs
Create healthy habits while being guided by our expert teachers.
Rest & Restore
This 21-day journey is not about doing more, rather its about committing to the practice of relaxation and restoration
Home
Explore
Programs
Breathe

Traction

Installations at 10 marquee sites, 12 content license deals, 1 commercial license deal

Since launching, we've **filed 2 patents**, **secured 10 high profile installations, filmed and recorded 150+ pieces of media,** and **launched a complete iOS app**. We now not only have **contracts with JLL Real Estate** and various **Accor Hotels**, but also signed a **content license deal with Sonifi**. Other partners include **HyperIce, RadRoller, and Yogi-Bare**.

Projected $400K annual revenue in 2021

$205,731
THIS YEAR BY MONTH
TRENDING TO OUR $400K PROJECTION



Our Partners



$205K+ in revenue as of July 2021

Customers

Works for individuals as well as communities

For community environments, decisions on where to live, work, and stay are heavily influenced by the experiences, perks, and amenities on offer. Incorporating Three Sages can **give residents, employees, and guests the stand-out factor** they need.

Our platform is also designed to be the must-have, at-home restorative wellness solution offering **in-home convenience** and **unlimited household use**.

Our B2B Clients











































Hilton | Swissôtel Hotels & Resorts | JLL

Fairmont Sonoma Mission Inn & Spa | Fairmont Royal York | Fairmont Century Plaza | Fairmont Jasper Park Lodge

Fairmont Chateau Lake Louise | Fairmont Banff Springs | Fairmont San Francisco | Fairmont Scottsdale Princess

Sofitel Hotels & Resorts Chicago Magnificent Mile | Sofitel Hotels & Resorts The Palm, Dubai | Sofitel Luxury Hotels Los Angeles at Beverly Hills

The Covery | Boca Raton Resort & Club, A Waldorf Astoria Resort | Lakehouse

Tava Waters | Stuyvesant Town | 40 Bleecker Noho | Town Sports International

What they're saying



"Our Experience/Anywhere solution is better because of our partnership with Three Sages. They came to the table with amazing content.

Melissa Walker - Director, Wellbeing Product Lead, Experience Product Services
JLL Corporate Solutions



"We are thrilled to be partnering with Three Sages."

Daniel Poulin - Spa & Fitness Director
North & Central America at Accor Hotels



"Three Sages is innovating in a much needed space, recovery".

Jodi Sullivan - Senior Director of Fitness & Wellness
Boca Raton Resort & Club, A Waldorf Astoria



"We are excited to be offering the Three Sages experience in our yoga studio to our residents at the Lakehouse

Anna Stahl - Wellness Concierge
Lakehouse Condos & Townhomes, Denver



Three Sages partners with SONIFI Solutions to offer fitness and wellness content to hotel guests
SONIFI
Accor Debuts In-Room Wellness Program at Fairmont, Sofitel and Swissôtel Properties Across North and Central America
September 23, 2020
North, Central America & Caribbean
With outside attractions closed, hotel chains are upping their in-room wellness offerings
Keep up to date with the weekly Sightseer newsletter. Sign up today.
TRENDING
DECEMBER 8, 2020
Lakehouse Debuts First-Of-Its-Kind Wellness Wall
Good Afternoon
THREE SAGES
NEWS
Accor debuts in-room wellness programme inspired by nature at select North and Central America properties
POSTED 24 SEP 2020 BY MEGAN WHITBY
SHARE

As brand awareness rises, we're increasingly being engaged by **leading hotel brands and large companies** to assist in elevating their wellness offering and strategy.

Business Model

Recurring revenue model, omni-channel B2B & D2C business growth

With an eye on the consumer market, we currently **sell highly profitable, low-cost annual recurring content licenses** to Hospitality & Corporate Wellness clients.

* Fee structures vary due to segment type & sales channel, be it Three Sages direct or brokered by a global channel partner like JLL.

* With our compression algorithm, Three Sages is able to realize average **profit margins greater than 60% on content licenses** by mitigating expensive streaming costs.

* Lower margin hardware is traditionally purchased in year one with content licenses. Touchscreens, custom designed storage, and accessories are preserving on **average 15% margin**. With all domestic manufacturing, we have identified overseas manufacturing that **decrease hardware costs by 30-40%.**

* **Optimal Commercial Segments deliver mass impressions for D2C** & mature sell through programs for B2B2C. Sustainable commercial business will continue to supplement accelerated G2M consumer campaigns.

YEAR	LICENSING	HARDWARE	TOTAL
2021	$200,000	$200,000	$400,000
2022	$900,000	$350,000	$1,250,000
2023	$4,350,000	$2,100,000	$6,450,000

 * All forward looking figures are projections and not guarantees

*60% margins on content licenses & avg 15% margin on hardware since going to market in 2020

Market

Opportunity between multiple billion dollar industries

We see a **growing business opportunity** at the intersection of wellness technology and mindful movement. Both industries are **projected to exceed $25B+ by 2023**.



WELLNESS TECHNOLOGY

$26.3B

ANNUAL INDUSTRY

Expected to increase 8.6%
annually to $39.8B by 2023

MINDFUL MOVEMENT

$29.1B

ANNUAL INDUSTRY

Expected to increase 12.4%
annually to $52.1B by 2023

Source: Global Wellness Institute, Move To Be Well

Big business of recovery & in-home wellness

We believe the restorative wellness industry is massive and growing, so we have launched a pioneering physical product focused on restoration in order to become a **must-have premium consumer product** or a **differentiating B2B amenity**.



$16B

U.S. Yogis **Spend Per Year**
on Classes & Equipment

Source: The Good Body



165M

Downloads of Calm &
Headspace apps

Source: Calm & Headspace



#1

U.S. Is The **Largest
Mindful Movement
Market** Globally

Source: Global Wellness Institute



20M

Gym Members In The U.S.
**Have Cancelled Their
Memberships Or Plan To**

Source: Businesswire



+55%

Increase of Online Sales of
**In-Home Fitness-
Equipment**
Since March 2020

Source: Forbes

Further fueling the market opportunity is the **growing importance of self care to millennials**, the largest group of consumers in the U.S. who spend twice as much on self care as Baby Boomers. As burnout reaches a breaking point, new approaches have to be taken toward traditional daily activities. **Brands are going to be looked to as the resource to help consumers to take on new approaches,** connect the dots and find the joy in new ways of taking care of themselves.

Competition

A pioneering product in the world of wellness

Our focus on **nature and travel-inspired content** elevates us above the competition. We are one of the only wellness products operating within the world of restoration that focuses on physical space (hardware) and the world around our clients (software).

Our **proprietary compression algorithm** allows for more videos in a smaller footprint by compressing files to 5% of their original size. This allows for instant playback and eliminates expensive streaming costs and installation challenges. Locally storing all of our content provides end-users with the **most reliable screen on the market.**

Vision

Become the world's first true restorative wellness brand

The journey to becoming the world's leading restorative wellness brand begins here. We plan to **onboard influential consumers** within the hotel and lifestyle space to introduce our content and products to more people. Through aggressive **B2B growth over the next 18 months**, we will secure key "high traffic" locations, exposing our content and products to millions of consumers ahead of our **direct-to-consumer launch in Q4 2022**.



The future awaits

In the short term, we plan to use the proceeds from this round to **amplify our B2B growth** while developing an industry-first DTC **screen that will rival all the top-tier connected equipment companies currently on the market**.

Founding team, product development, proof of concept, enter B2B market

▶ Pre Seed funding from Republic community, Q3 2021

Begin hiring additional team members and start prototype of DTC screen, continue B2B growth

Seed round, Q1 2022

Amplify and accelerate B2B growth, stealth mode for DTC screen

Launch DTC screen, Q4 2022

Investors

Raising to support growth

Three Sages is raising funds to support our growth. This covers marketing and sales amplification, customer support, content creation, DTC prototype, key strategic hires and pitch prep for a Seed round in Q1 2021.

Minimal funding to date

This is our first substantive round of funding. Prior to this raise, we have been **mainly founder funded** as we believe you need "skin in the game" to show you're serious about the business. We did **receive an investment from an Angel** in Q4 2020, which allowed us to push forward with our proof of concept.

Others who've supported us on our journey







Our Advisors
Who provided invaluable advice and market insights in exchange for equity

Our Manufacturers
Who offered creative design advice and shared favorable payment terms

Our Partner Sites
Who allowed us to test our products in their communities providing invaluable feedback

Founders

Founding Team

100+ years combined experience in the wellness industry, business development, content production, sales and marketing, design and technology startups.



Greg Commins | CEO
- 20+ Years Experience as Owner and Operator in the Health and Wellness industry
- WELL Building Standard Certified
- Past Managing Director of Fitness Design Group
- Certified Strength & Conditioning Coach
- Ex-Professional Athlete



Justin Campbell | CGO
- 17+ Years Sales Experience In The Greater Fitness & Wellness Industries
- Wellness Startup Sales & Growth Leader (TRX, WaterRower, AKTIV)
- More Recently Guided Startup AKTIV to 20% YOY growth before joining Three Sages



Jeff Lawton | CTO

- 30+ Years Experience as a Software Developer, Architect and Designer
- Expert In Many Different Programming Languages, Communications and Platforms
- Founded Gymlete, Specializing in Video Compression and Reduction of Network Traffic

Dear Republic Investors,

This is the beginning of something truly special, and I hope you will choose to be a part of it. Not just be a part of an investment but also be a part of potentially impacting millions of lives in a truly positive way making the world a better place to live in.

My entire life is in the company. I sold my house to bankroll the business for the first few years and moved my family out of a big city so I could dedicate my time to making this company a success. I am all in and I am more driven than ever before to accelerate and grow what we have started.

By investing in Three Sages you not only investing in a fantastic financial opportunity but you are investing in something that you can be proud of. I am driven to make this a financially positive investment for you and an investment you are deeply connected to and excited to be a part of as we uplift communities through a ripple effect of health, wellness and happiness.

Let's create a new, stress free vision of wellness together.

Sincerely,

Greg Commins

Team

	Greg Commins	Founder & CEO	20+ Years Experience as Owner and Operator in the Health and Wellness Industry. WELL Building Standard Certified. Certified Performance Coach. Ex Pro Athlete & Coach.
	Justin Campbell	CGO	15 Years Sales Experience In The Greater Fitness & Wellness Industries. Wellness Startup Sales & Growth Leader (TRX, WaterRower & AKTIV). More Recently Guided Fitness Start Up to 20% YOY growth up to $6M in rev.
	Erin Ward	Head of Content	10+ Years Of Teacher Training. 1000hr yoga, meditation and movement teacher. Creative Writing Degree (NYU). Featured in multiple wellness apps. One of the head teachers at The Class by Taryn Toomey. Lululemon Legacy Ambassador
	Ken Aseme	CFO	17 Years Investment Accounting Experience. 13 Years Experience in Private Equity and VC Accounting. Held CFO Position for Several Private Equity and VC Fund Managers. MBA from Cambridge University. Member of The CIMA.

	Jeff Lawton	CTO	30+ years of experience as a software developer, software architect, and software designer. Expert in many different programming languages, communications, & platforms. Specializes in video compression and reduction of network traffic.
	Scott Meadow	Advisor	Scott has had a multifaceted career. He has been a principal investor in the Venture Capital and Private Equity Industry since 1982. Scott teaches at The University of Chicago Booth School of Business as a clinical professor of entrepreneurship.
	Colin Jeffery	Advisor	Colin's career spans two decades and three continents. He co-founded Wolfgang, a creative consultancy designed to bridge the gap between management consulting and advertising. Prior to starting Wolfgang he was CCO at David&Goliath.
	Adam Glickman	Advisor	Adam's experience includes leadership roles with some of the world's most recognizable hospitality brands. During his time at IHG, Adam championed the brand creation and launch of EVEN Hotels, an award-winning wellness lifestyle brand.
	Ivo Grossi	Advisor	Ivo is a seasoned executive who has held CEO level positions for leading fitness equipment manufacturers in the Americas. He has led teams through the generation and execution of marketing, business, sales and product development strategies.

Perks

$250	12-months free subscription to the Three Sages mobile app 10% off purchase of Three Sages screen
$500	12-months free subscription to the Three Sages mobile app Three Sages x MOBOT water bottle 10% off purchase of Three Sages screen
$1,000	12-months free subscription to Three Sages app Three Sages x MOBOT water bottle 15% off purchase of Three Sages screen
$2,000	12-months free subscription to Three Sages app Three Sages x MOBOT water bottle Three Sages x Yogi-Bare yoga mat 20% off purchase of Three Sages screen
$5,000	Lifetime subscription to Three Sages app Three Sages x MOBOT water bottle Three Sages x Yogi-Bare yoga mat 25% off purchase of Three Sages screen
$10,000	Lifetime subscription to Three Sages app 2 Three Sages x MOBOT water bottle 2 Three Sages x Yogi-Bare yoga mat 25% off purchase of Three Sages screen Quarterly investment updates 1:1 personal virtual call with Three Sages Founder Greg Commins 1:1 personal virtual mediation & breathwork session with Three Sages lead teacher Erin
$25,000	Lifetime subscription to Three Sages app 2 Three Sages x MOBOT water bottle 2 Three Sages x Yogi-Bare yoga mat 30% off purchase of Three Sages screen Quarterly investment updates 1:1 virtual call with Three Sages Founder Greg Commins 1:1 personal virtual mediation & breathework session with Three Sages lead teacher Erin 1:1 personal virtual yoga class with Three Sages teachers Erin & Mychal
$50,000	Lifetime subscription to Three Sages app 2 Three Sages x MOBOT water bottle 2 Three Sages x Yogi-Bare yoga mat 1:1 virtual call with Three Sages Founder Greg Commins 1:1 personal virtual mediation & breathework session with Three Sages teacher Erin 1:1 personal virtual yoga class with Three Sages teachers Erin & Mychal Quarterly investment updates 43" Three Sages screen Invitation to annual company meeting
$100,000	Lifetime subscription to Three Sages app 2 Three Sages x MOBOT water bottle 2 Three Sages x Yogi-Bare yoga mat 1:1 virtual call with Three Sages founder Greg Commins 1:1 personal virtual mediation & breathework session with Three Sages teacher Erin 1:1 personal virtual yoga class with Three Sages teachers Erin & Mychal Quarterly investment updates 43" Three Sages screen + shelf package Invitation to annual company meeting Dinner in Los Angeles with Three Sages' founders & teachers

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.